Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Maxim Pharmaceuticals, Inc:
We consent to the use of our report dated November 24, 2004, except for note 17 which is as of December 10, 2004, with respect to the consolidated balance sheets of Maxim Pharmaceuticals, Inc (a development stage company) as of September 30, 2004 and 2003, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2004 and for the period from inception (October 23, 1989) through September 30, 2004, included elsewhere herein and to the reference to our firm under the heading “Experts” in the prospectus. In 2002 the Company adopted the provisions of SFAS No. 142 “Accounting for Goodwill and Other Intangible Assets” and accordingly changed its method of accounting for goodwill.

/s/ KPMG LLP
San Diego, California
November 1, 2005